UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                (Amendment No. 2)

                           PHILLIPS PETROLEUM COMPANY
                        (Name of Subject Company (issuer)
                          and Filing Person (offeror))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   718507 10 6
                      (CUSIP Number of Class of Securities)

                               J. BRYAN WHITWORTH
                    EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                        AND CHIEF ADMINISTRATIVE OFFICER
                           PHILLIPS PETROLEUM COMPANY
                                Phillips Building
                          Bartlesville, Oklahoma 74004
                                 (918) 661-6600
            (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Filing Person)

                                    Copy to:

                             KAREN G. KRUEGER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000



|_| Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


     |_| third party tender offer subject to Rule 14d-1.

     |X| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     Phillips Petroleum Corporation, a Delaware corporation ("Phillips"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on December 17, 2001 (the "Schedule TO"), with respect to its Offer to exchange Eligible Awards for Restricted Stock Units and New LTIP Awards. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule TO. This amendment constitutes Amendment No. 2 to the Schedule TO.

ITEM 1            SUMMARY TERM SHEET.

     Item 1 of the Schedule TO is amended as follows:

     The information set forth in "Summary Term Sheet" in the Offer to Exchange, dated December 17, 2001, as amended January 3, 2002 (the "Offer to Exchange"), is amended as follows:

(a) The following bulleted question and answer is added immediately following the first bulleted question and answer ("Why is Phillips making this offer to me?"):

     "o WHAT IS THE RELATIONSHIP BETWEEN THIS OFFER AND THE MERGER WITH CONOCO? WILL CONOCOPHILLIPS BE GRANTING ME REPLACEMENT AWARDS IN THE OFFER?

          If any of your Eligible Awards are exchanged in this offer, the replacement award will be granted by Phillips. The meeting at which the stockholders of Phillips will vote on whether to approve the merger will take place after this offer is closed and any exchanges have been made. The consummation of the merger with Conoco will take place at a date after Phillips stockholder approval is obtained. Upon completion of the merger, any replacement awards then outstanding would be converted into replacement awards with respect to ConocoPhillips common stock."

(b) The sixth bulleted question and answer ("If I receive restricted stock units or new LTIP awards, what voting rights or dividend rights will I have prior to the merger of Phillips and Conoco?") is amended by deleting the last sentence of the first paragraph of the answer and replacing it with the following two sentences:

     "When restricted stock units are settled in accordance with their terms, an equivalent number of actual shares of stock, with normal voting and dividend rights, will be issued to you. See pages 5 and 7-8."


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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Phillips Petroleum Company


January 11, 2002                          By: /s/ J. Bryan Whitworth
                                             -----------------------------------
                                          Name:    J. Bryan Whitworth
                                          Title:   Executive Vice President,
                                                   General Counsel and
                                                   Chief Administrative Officer



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